October 1, 2021

VIA EDGAR

Mr. Brad Skinner

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

RE:	Royal Caribbean Cruises Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 001-11884

Dear Mr. Skinner:

Royal Caribbean Cruises Ltd. (the “Company”) is in receipt of the letter of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated September 17, 2021, in relation to the above-referenced filing.  As discussed with Ms. Diane Fritz, the Company is finalizing its response, which it intends to submit no later than October 15, 2021.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ R. Alexander Lake

R. Alexander Lake
Senior Vice President,
Chief Legal Officer and Secretary

cc:	Diane Fritz, U.S. Securities and Exchange Commission

Jason T. Liberty, Royal Caribbean Cruises Ltd.

Henry L. Pujol, Royal Caribbean Cruises Ltd.

1050 Caribbean Way, Miami, Florida 33132-2028 | 305 539 6000 | royalcaribbeangroup.com